UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

ORANGE

Date: April 29, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations



Q1 2014 results

Gervais Pellissier, Deputy CEO and CFO

April 29th, 2014

1

Q1 2014 highlights

restated EBITDA margin stabilised at 30.8%

thanks to slower revenue decrease and ongoing cost reduction

in €m	Q1 13 cb	Q1 14 actual	% yoy cb	key points
revenues	10,192	9,804	-3.8%	▪ better trend than Q4 13 (-5.1% and -3.8% ex. reg.) ▪ regulatory effect represented only €89m, mainly from Spain
excl. regulation			-3.0%	
restated EBITDA*	3,138	3,017	-3.8%	▪ indirect cost reduction €114m, confirming our guidance of at least €250m decrease for 2014 ▪ stable EBITDA margin, in line with FY guidance
in % of rev.	30.8%	30.8%	0.0pt	
CAPEX	1,143	1,161	+1.6%	▪ 58% dedicated to network (+5 points yoy)
in % of rev.	11.2%	11.8%	+0.6pts	

yoy: year-on-year; comparison with same quarter previous year
qoq: quarter-on-quarter; comparison with previous quarter

* see slide 25 for EBITDA restatements

solid commercial performance across the Group

very high broadband and convergence as key drivers

of clients | yoy growth



15.7m +3.8% fixed internet
fixed voice
42.0m -2.2%
Group
239.4m customers
+4.2% yoy
62.6m +8.4%
mobile contract
mobile prepaid
119.1m +4.4%

+133k fixed broadband customers in Q1 14

- +84k in Spain
- +31k in France

la fibre

- +47k FTTH new customers in Q1 14
- +47% yoy homes connectable

+301k contract net adds excl. M2M in Europe, in Q1 14

- +114k in Poland
- +86k in France
- +73k in Spain
- +28k others

convergent base

as % of BB customers & qoq evolution

France	Spain	Poland
36%	72%	14%
+2pts	+5pts	+3pts

4G coverage as % of pop. and customer base

	coverage	customer base
France	58%	1.4m
UK	72%	2.9m
Spain	~50%	1.0m
Belgium	50%	#1 in 4G speed

orange

ongoing cost reduction enabling stable EBITDA margin
with 69% of revenue attrition compensated by Opex savings

revenue decline offset by opex savings
in % of revenue decline



Group
France
17%
23 %
57%
-3 %
8 %
48 %
69 %
2011
2012
2013
Q1 14

stabilizing Group restated EBITDA margin for Q1 2014



Group
France
-1.1pt
-1.5pt
-1.6pt
-2.0pt
-1.0pt
-0.5pt
0.0pt
2011
2012
2013
Q1 14

FY 2014 Group restated EBITDA margin stabilization confirmed

* includes €22m gain from the disposal of Arkadin shares

improving Q1 2014 Group restated EBITDA trend

EBITDA down -€120m vs. -€222m in Q1 2013

yoy change in Group Opex base
in €m



indirect costs
direct costs
-37
-182
-219
-92
-130
-222
-68
-108
-176
-149
-162
-311
-114*
-152
-267
1Q13
2Q13
3Q13
4Q13
1Q14

change in EBITDA*
in €m



stable margin
30.8%
3,138
-387
direct costs
+57
+104
-8
+152m€
indirect costs**
+76
+38
+114m€
30.8%
3,017
Q1 13 cb
revenues
interco costs
commercial & content costs
other direct costs
labour opex
IT&N, property, G&A & other
Q1 14

confirming guidance of >€250m indirect costs decrease in 2014

* see slide 25 for EBITDA restatements
** underlying indirect costs yoy improvement of €92m after excluding gain from Arkadin disposal

confirmed decrease of labour expenses

with a significantly positive volume effect boosted by yoy phasing differences

Group labour expenses down €76m
in €m



-3.4%
-2,274
+73
+26
+99
-20
-2
-22
-2,197
Q1 13 cb
volume effect
price effect & other*
Q1 14
France
International

Group average FTE** down -4% in 1 year
(in '000s)



-4.0%
161.6
155.1
France
International
96.9
64.7
93.0
62.0
Q1 13 cb
Q1 14

€76m reduction in labour expenses in Q1 14 impacted by :

- a significant volume effect of almost €100m
  - driven by a 4% yoy drop in the average number of full-time employees
  - evenly spread across both France & International (especially Poland)
- moderate impact of salary policies on labour costs per FTE
  - with France at +1.9%, helped by employee tax offsets in France (CICE) for €12m yoy
  - International at +3.7%

* o/w profit sharing ** Average Full Time Equivalents

increased CAPEX on 4G and FTTH to support future growth

investment in very high speed networks (4G, FTTH and VDSL) up +66% yoy



CAPEX evolution in €m
CAPEX as % of revenues
1,143
11.2%
+53
4G
+24
FTTH
VDSL
-58
mutualisation,
rationalization
& phasing out
1,161
11.8%
Q1 13 cb
Q1 14

as of Q1 2014

- France: > 5,400 4G sites, covering 58% of population, up 8pp from 50% end of 4Q13
  +171k FTTH homes connectable despite adverse weather conditions
- Spain: > 2,400 4G sites, covering around 50% of population targeting 66% population coverage by end 2014
- Poland: 8,700 sites shared with T-Mobile
  > 2,000 4G sites covering 29% of population
- €207m invested in Q1 14 or +€51m yoy
  Mobistar, independently recognized as having best network*, commercially launched 4G March 31st, with 50% population coverage

* for 2G voice, 3G indoor coverage and all 4G KPIs, incl. download and upload speed (source: Commsquare)

active management of balance sheet and liquidity through portfolio optimization and opportunistic issuances

portfolio optimization

+€1.04bn result of disposal before tax* of Orange Dominicana

reinforcement of the balance sheet

+€2.8bn subordinated perpetual bonds, accounted as equity under IFRS…

4.90%** with an attractive cost, in line with the average cost of existing bonds

active and opportunistic management of debt

+$1.6bn bond issuance with a maturity up to 30 years, combined with…

-$1.2bn bond early redemption announced simultaneously

- ✓ acceleration of deleveraging while maintaining a strong liquidity profile
- ✓ reduction of debt servicing cost while maintaining the maturity at a high level
- ✓ smooth repayment profile

* ~$230m tax (equivalent to approx €166m)

** average blended cost and Euro equivalent

2 business review

Q1 2014 revenues

lighter regulatory pressure and good 2013 commercial performance contributing to slower revenue decrease

Group revenue evolution

	Q4 2013	Q1 2014
% yoy cb	-5.1%	-3.8%
% yoy cb excl. reg	-3.8%	-3.0%

Group revenue evolution by activity, yoy

mobile services	mobile equipment sales	fixed services	enterprise & IC&SS
-7.1%	+28.1%	-1.9%	-2.7%



yoy cb
yoy ex.reg
Group
€9.8bn
€407m
-4.3%
IC&SS
€1.6bn
-2.3%
Enterprise
€1.0bn
+5.7%
+6.0%
Africa & Middle-East
other European countries
€724m
-10.0%
-8.4%
Poland
€716m
-7.9%
-5.1%
Spain
€977m
-1.2%
+3.2%
France
€4.8bn
-5.0%
-4.9%

Q1 2014 France financials

improving fixed revenue trend and additional repricing of the mobile base

in €m	Q1 13 cb	Q1 14 actual	% yoy cb
revenues	5,065	4,810	-5.0%
excl. regulation			-4.9%
mobile services	2,157	1,948	-9.7%
mobile equipment	119	119	+0.3%
fixed services	2,662	2,620	-1.6%
other revenues	128	123	-3.7%

revenues evolution breakdown (in €m)



5,065
-6
-196
0
fixed services
ex. reg -€49m
-88
+6
+33
-5
4,810
-9.1% ex reg
Q1 13 cb
regulatory impacts
mobile service revenues
mobile equipment sales
narrowband
BB
wholesale
other
Q1 14

mobile service revenues mirrored further repricing and SIMO/convergent offers penetration

- 79% of the contract customer base on a 2013 offer
- annual rolling ARPU evolution at -10.4% after -11.5% in Q4 13
- improved value drivers with growing share of 4G (reaching 8% of contract voice customer base) and convergent customers

fixed revenues trend keeps improving at -1.6% in Q1 14

net adds, in '000s



+30
+175
-261
-166
+47
+120
-240
-140
Q1 13
Q1 14
PSTN only
FTTH
PSTN & ADSL
naked DSL & other

- revenue decrease excl. reg limited to -€49m vs. -€94m in Q1 13
- slow-down of PSTN revenues decrease (-€88m in Q1 14 vs. -€120m in Q1 13)
- stable BB revenues: favourable base effect thanks to +77% fibre customers yoy offset by increasing weight of Open customers (36% of BB base vs. 27% in Q1 13)

Q1 2014 France mobile KPIs

positive contract net adds with improving mix and 4G acceleration

1st positive Q1 contract net adds** excl. M2M since 2010 with improved mix towards premium*** offers



mobile contract net adds (excl. M2M) in '000s
annual rolling contract churn rate
13%
16%
19%
19%
16%
+96
-149
-433
-86
+86
Q1 10
Q1 11
Q1 12
Q1 13
Q1 14

	Q1 13	Q1 14
premium** offers as % of contract mass market base	52%	58%
premium** offers as % of contract mass market sales	54%	61%

Orange leads 4G roll-out with 1,180 sites activated in Q1 14…

4G sites activated (in thousands, source ANFR)



Free
0.4
1.2
SFR
0.3
1.5
BYG T
0.5
6.1
Orange
1.2
5.4
end of 13
Q1 14
# of 4G customers
coverage in % of pop.



4G
Q4 13
1m
50%
Q1 14
1.35m
58%

…preserving mobile contract base

	Q1 13	Q1 14
retail market share* (-1.4pt yoy)	36.5%	35.1%
retail contract market share* (-0.9pt yoy)	35.7%	34.8%

* company estimates for Q1 2014   ** restated from 78k SIM transferred to MVNOs   *** premium offers : Origami + Open

Q1 2014 France Broadband KPIs

very high broadband share of conquest > 50% thanks to continuous fiber growth

growing share of Open offers driving churn below market average

share of Open in BB customer base	Open churn rate gap vs. Orange BB
+9pts yoy	-1pt yoy
Q1 13: 27%	Q1 13: -2pts
Q1 14: 36%	Q1 14: -3pts

Orange churn rate gap vs. France BB market



-2.7pts
-3pts*
Market churn rate
Orange churn rate
Q1 13
Q1 14

fastest ever fiber customer base growth, improving very high broadband** share of conquest

net adds in 000s



54%*
VHBB share of conquest
42%
41%
40%*
BB market share
30%
23%
+77%
365 FTTH customer base
FTTH net adds
108
123
144
176
206
239
273
319
365
12
16
21
32
30
33
34
45
47
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14

*company estimates **VHBB: fixed accesses with throughput >100mb/s

Q1 2014 Spain

continuous growth in customer base driving improvement in revenue trend

in €m	Q1 13 cb	Q1 14 actual	% yoy cb
revenues	989	977	-1.2%
excl. regulation			+3.2%
mobile services	741	621	-16.2%
mobile equipment	36	125	+251.3%
fixed services	209	229	+9.9%
other revenues	4	2	-46.9%

- ongoing commercial momentum through increasing penetration of convergence…
  - strong ADSL net adds (+84k)
  - strong mobile contract net adds (+95k)
- …drives improvement in underlying (ex-regulation) revenue growth…
  - +3.2% in Q1 14 vs. +2.7% in Q4 13
- … with growth in fixed broadband and mobile equipment revenues compensating contraction in mobile services revenues

mobile: strong growth in contract customers


mobile customers in 000s
+1.5%
12,179
12,366
prepaid
contract
30%
70%
27%
73%
+6.4%
Q1 13
Q1 14

fixed broadband: customer base growing 24%, now 72% convergent


net adds in 000s
x 2.1
+40
+84
Q1 13
Q1 14


customers (in 000s) and share of convergent (in %)
+23.7%
1,436
1,776
45%
72%
Q1 13
Q1 14

Q1 2014 Poland
good commercial momentum and a sequentially improving revenue trend

in €m	Q1 13 cb	Q1 14 actual	% yoy cb
revenues	777	716	-7.9%
excl. regulation			-5.1%
mobile services	366	344	-6.2%
mobile equipment	8	10	+31.2%
fixed services	371	340	-8.6%
other revenues	31	22	-28.7%

- good commercial momentum
  - positive Mobile Number Portability balance in Q1 14, the first quarter since 2008
  - convergence strategy proving effective, with +67k Q1 14 net adds in Open customers, resulting in a 352k base
  - continuing momentum in entry level SIMO offer, with +126k Q1 14 net adds in nju.mobile, up to 479k customers
  - fixed voice line losses continuously down: -50% vs. Q1 13 and -10% vs. Q4 13
- sequentially improving revenue trend at -7.9% in Q1 14 vs. -9.4% in Q4 13

convergence: continuous momentum in open customers
in '000s and in % of mobile postpaid base



1.0%
72
1.8%
125
3.0%
211
4.0%
286
4.8%
352
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14

mobile: sustained customer net additions
in '000s



total net adds
postpaid net adds
-9 -5
61 64
179
82
199
169
70
139
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14

fixed lines: steady reduction in fixed voice line losses
in '000s



-111
-95
-78
-62
-56
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14

Q1 2014 Rest of the World

stable underlying revenues with growth in emerging markets offsetting significant repricing in some European countries

in €m	Q1 13 cb	Q1 14 actual	% yoy Cb
revenues	1,887	1,865	-1.2%
excl. regulation			-0.2%
Africa & Middle East	959	1,014	+5.7%
European countries	805	724	-10.0%
other countries	126	131	+3.5%

- European countries: ongoing positive trend in Romania (+4.9%) not enough to offset portfolio repricing in Belgium (-19.6%, with 94% of the base now repriced) and Slovakia (-9.7%)
- Africa and Middle-East growth driven by Mali, Guinea, Ivory Coast and Egypt

Africa & Middle East mobile customer base
+11.4% yoy

n°1 or n°2 in volume market share in
16 out of 21
emerging market countries

revenues in Romania
+4.9% yoy
+25% growth in data revenues

Orange Money customers
9.9m
+48% yoy

Q1 2014 Enterprise

revenue decrease slowdown in Q1, fueled by a lower price pressure on IPVPN and solid IT growth engines such as Cloud, Security and Image

in €m	Q1 13 cb	Q1 14 actual	% yoy cb
revenues	1,602	1,565	-2.3%
voice	448	417	-7.1%
data	751	727	-3.1%
IT & integration services	403	421	+4.6%

- voice decreased less strongly than in previous quarters but remained impacted by migrations towards VoIP solutions
- slightly improved trend on data, with less price pressure intensity in Q1 on IPVPN
- IT & integration services supported by solid growth of Security, Cloud and Image products, further boosted by acquisitions in a dynamic entities portfolio management

voice services

yoy access growth in France


XoIP
PSTN
+13.6%
+7.5%
+7.3%
-8.7%
-8.9%
-7.7%
2012
2013
1Q14

data services

IPVPN accesses in France, yoy growth


+1.5%
+1.7%
+0.9%
2012
2013
1Q14

IT services

Q1 2014 yoy revenue growth


+19%
+20%
+36%
Cloud Services
Video conferencing
Security

EE: growing demand for double speed 4G, as total 4G base grows c. 900k to 2.9m; on target to exceed 6m 4G customers by end of 2014

Q1 operating revenue grows 0.8% ex. regulation, £m



-1.7%
+0.8%
-38
+45
-46
+13
1,512
1,474
1,486
Q1/13
regulation
Q1/13 ex regulation
postpaid
prepaid
fixed & w'sale
Q1/14

Sustained low postpaid churn#



1,2%
1,2%
1,2%
1,2%
1,2%
1,1%
1,1%
1,2%
1,2%
Q1/12
Q2/12
Q3/12
Q4/12
Q1/13
Q2/13
Q3/13
Q4/13
Q1/14

monthly average (3 month rolling)

Continued postpaid growth*



Postpaid mobile
M2M
192k
243k
357k
345k
233k
283k
229k
271k
214k
151k
150k
250k
201k
166k
216k
181k
194k
123k
Q1/12
Q2/12
Q3/12
Q4/12
Q1/13
Q2/13
Q3/13
Q4/13
Q1/14

* excluding MVNOs

Insights

- 4G rolled out in 200 cities (72% population), with double speed 4G (only offered in the UK by EE) in UK's 20 largest cities (25% population)
- 50% of new and renewing (Orange and T-Mobile) postpaid customers selected 4G, with strong uptake of 4GEE Extra plans
- ranked UK's #1 network for voice, text, mobile internet and reliability by RootMetrics®

Initiatives

- New entry-level 4G postpaid plans (from £13.99 per month)
- New, EE branded affordable 4G smartphone "Kestrel"

3

2014 guidance confirmed

2014 guidance

2014 restated EBITDA* €12.0bn - €12.5bn

stabilised EBITDA* margin

net debt / EBITDA** closer to 2x by year-end 2014 and

around 2x in the medium term

2014 dividend €0.60

interim payment €0.20 in December 2014

selective M&A policy, focus on existing footprint

2013 dividend balance of €0.50

subject to the Annual General Meeting of Shareholders approval.
ex-date June 2nd, record date June 4th, payment date June 5th

* restated EBITDA and after Orange Dominican Republic disposal from Q2 2014

** calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV

thank you

appendices

EBITDA restatements

in €m	Q1 13 cb	Q1 14 actual	
EBITDA restated	3,138	3,017	
restructuring	-4	0	
litigations	0	-333	1
labour related	-39	-36	
other			
disposal of Wirtualna Polska	0	68	
EBITDA reported	3,094	2,716	

1 The Ebitda for Q1 14 was impacted by a charge of €333m related to events which occurred post the 6th of March, 2014 relating to litigations both in France and at the Group level.

revenues evolution

Group (yoy evolution)



organic
ex reg
-1,8%
-2,5%
-2,4%
-3,8%
-3,0%
-4,1%
-4,8%
-4,0%
-5,1%
-3,8%
Q1
Q2
Q3
Q4
Q1

France



-4,9%
-5,0%
Q1
Q2
Q3
Q4
Q1

Spain



+3,2%
-1,2%
Q1
Q2
Q3
Q4
Q1

Poland



-5,1%
-7,9%
Q1
Q2
Q3
Q4
Q1

Rest of Europe



-8,4%
-10,0%
Q1
Q2
Q3
Q4
Q1

Emerging markets



+6,0%
+5,7%
Q1
Q2
Q3
Q4
Q1

Enterprise



-2,3%
Q1
Q2
Q3
Q4
Q1